Registration No.___

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                PLACER DOME INC.
             (Exact name of registrant as specified in its charter)


               Canada                                           N.A.
(State of incorporation or organization)                 (I.R.S. Employer
                                                        Identification No.)


     Suite 1600, 1055 Dunsmuir Street,
     P.O. Box 49330, Bentall Postal Station,
     Vancouver, British Columbia, Canada                     V7X 1P1
(Address of principal executive offices)                     Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                       Name of each exchange on which
    to be so registered                       each class is to be registered
    -------------------                       ------------------------------

    Common Share Purchase Rights              New York Stock Exchange


     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.                                  [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.                                  [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

     On February 26, 2004, the Board of Directors (the "Board") of Placer Dome Inc., a Canadian corporation (the "Corporation"), adopted a shareholders' right plan (the "Plan"). The Plan replaces the shareholders' rights plan of the Corporation, as amended and restated effective as of February 15, 2001, and expiring on the termination of the 2004 annual meeting of the shareholders of the Corporation, scheduled for May 5, 2004. The Plan provides for the distribution of rights ("Rights") to purchase Common Shares of the Corporation (the "Common Shares"). The Rights are being issued in the form of a distribution of one Right for each Common Share outstanding as of 5:30 p.m. (Eastern Daylight
Time) (the "Record Time") on the earlier of (i) May 5, 2004, (ii) the date that an Acquiring Person (as described below) has become an Acquiring Person and
(iii) the date that an event occurs which would give rise to the separation of the Rights under that certain rights agreement dated as of February 15, 2001 between the Corporation and CIBC Mellon Trust Company (the "Effective Date"). Any term used herein and not defined herein shall have the meaning ascribed to such term in the Rights Agreement (as herein-below defined). The following is a summary of the Plan, which summary is qualified by and subject to the terms of the Rights Agreement (as defined below) constituting the Plan, a copy of which is attached hereto as an Exhibit and incorporated by reference herein.

     Issuance of Rights
     ------------------

     To implement the Plan, the Board (a) authorized and declared a distribution of one Right in respect of each Common Share of the Corporation outstanding as of the Record Time to each holder of record of Common Shares on the Effective Date, and (b) authorized the issuance of one Right (subject to adjustments) in respect of each Common Share issued after the Effective Date and prior to the earlier of the Separation Time and the Expiration Time. The Corporation has entered into an agreement dated as of February 26, 2004 with CIBC Mellon Trust Company, as Rights Agent (the "Rights Agreement") regarding the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

     The Term
     --------

     The Plan is to expire at the termination of the annual meeting of shareholders in 2007, unless the Rights are earlier redeemed or exercised, and is subject to shareholder confirmation at the annual and special meeting of shareholders of the Corporation, scheduled for May 5, 2004.

     Exercise Price
     --------------

     The Exercise Price for each whole Right shall be Cdn. $52.00 per Common Share, subject to anti-dilution adjustments, as set out in the Rights Agreement.

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     Trading of Rights
     -----------------

     Until the Separation Time (as described below), the Rights will be evidenced by the certificates representing the associated Common Shares and will be transferable only together with such shares. Each new Common Share certificate issued after the Effective Date will bear a legend to the effect that the certificate evidences one Right for each Common Share held. Following the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Common Shares at the Separation Time other than an Acquiring Person (as defined in the Rights Agreement) and the Rights Certificates alone will evidence the Rights.

     Detachment and Exercise of Rights
     ---------------------------------

     The "Separation Time" is the Close of Business (Vancouver Time) on the tenth business day after the earlier of: (a) the first date of a public announcement that a person or group of joint actors (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Corporation's outstanding Common Shares by the Corporation or the Acquiring Person, (b) the date of commencement of, or the first public announcement of the intent of any Person to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted
Bid), and (c) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such; or such later date as may be determined by the Board.

     Beneficial ownership
     --------------------

     Beneficial ownership is restricted to ownership of securities at law or in equity. A Person is deemed to beneficially own securities owned by that person's affiliates (generally, a person that controls, is controlled by, or under common control with another person) or associates (generally, spouses, conjugal partners, or relatives sharing the same residence), including securities, which the person or its affiliates or associates are entitled to acquire within a 60 day period. Additionally, a person is treated as beneficial owner of securities beneficially owned by any person with whom that person or that person's affiliate acts jointly or in concert.

     Flip-In Event
     -------------

     Upon a Person becoming an Acquiring Person (a "Flip-In Event") each Right constitutes the right to purchase for the Exercise Price from the Corporation Common Shares having a market price equal to twice the Exercise Price. Rights beneficially owned by an Acquiring Person (including joint actors and transferees) become void. A person does not become an Acquiring Person by making a Permitted Bid or a Competing Permitted Bid, or as a result of certain other exempt acquisitions of Common Shares permitted and specified in the Rights Agreement.

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



     Redemption
     ----------

     At any time prior to a Flip-In Event the Board, with the prior consent of the holders of Common Shares or Rights, may redeem the outstanding Rights at Cdn $0.001 per Right.

     Waiver
     ------

     Prior to the occurrence of a Flip-In Event, the Board may waive the Flip-In provisions with respect to that event, but will be deemed also to have waived the Flip-In provisions with respect to any other circular take-over bid made prior to, or prior to the expiry of, the take-over bid in respect of which the waiver was given.

     Permitted Bid
     -------------

     A Permitted Bid is an offer to acquire Common Shares of the Corporation which, together with the Offeror's other securities, constitute 20% or more of the outstanding Common Shares that is made by means of a take-over bid circular and which also meets the following criteria: (i) it must be made to all holders of record of Common Shares wherever resident, (ii) the bid can be a cash or share exchange bid and need not be for all Shares, (iii) (x) the bid must remain open for at least 60 days, (y) shares may not be taken up under it unless more than 50% of the outstanding Common Shares held by Independent Shareholders have been tendered to the bid and not withdrawn, and (z), if the foregoing condition
(y) is met, that fact must be publicly announced and the bid must remain open for at least 10 days following such announcement; and (iv) the bid must permit the deposit and withdrawal of Common Shares until the date shares are first taken up and paid for under the bid.

     Competing Permitted Bid
     -----------------------

     A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid or another Competing Permitted Bid and prior to its expiry that satisfies all of the components of the definition of a Permitted Bid, other than those set forth in Clauses (ii)(A) and (D) of the definition of such term. A Competing Permitted Bid cannot terminate on a date that is earlier than the later of (a) 35 days after the date of such bid, and (b) 60 days after the date of the earliest bid still open.

     Rights Holder not a Shareholder
     -------------------------------

     The holder of Rights will not, as such, have any rights as a shareholder of the Corporation.



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

     The adoption of the Plan does not require shareholder approval under the Canada Business Corporations Act prior to it becoming effective. However, in accordance with certain stock exchange requirements, the adoption of the Plan must be confirmed by resolution passed by a simple majority of the votes cast by independent shareholders (as defined in the Rights Agreement) who vote in respect of the confirmation of the Rights Agreement at a meeting to be held not later than the date of the 2004 annual meeting of shareholders of the Corporation.

Item 2.  Exhibits.
         --------

          1. Rights Agreement dated as of February 26, 2004 between Placer Dome Inc. and CIBC Mellon Trust Company, as Rights Agent.

          2. Form of Right Certificate (attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).






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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 22, 2004                       PLACER DOME INC.


                                           By:/s/ J. Donald Rose
                                              ------------------
                                           Name:  J. Donald Rose
                                           Title: Vice President, Secretary and
                                                  General Counsel




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